Exhibit 2.1

AMENDMENT AGREEMENT (this “Agreement”), dated as of October 1, 2010, to the AGREEMENT AND PLAN OF MERGER, dated as of August 12, 2010 (the “Merger Agreement”), by and among Allis-Chalmers Energy Inc., a Delaware corporation (the “Company”), Seawell Limited, a Bermuda corporation (“Parent”), and Wellco Sub Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

WHEREAS the parties hereto are the parties to the Merger Agreement and now wish to amend the Merger Agreement as of the date hereof;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties hereby agree as follows:

SECTION 1. Amendment of the Merger Agreement.

(a) Section 2.1(e) of the Merger Agreement is hereby deleted in its entirety and the following is hereby substituted therefor:

(e) Fractional Shares. No certificates or scrip of Parent Common Shares representing fractional Parent Common Shares or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates or transfer of Book Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock or Company Preferred Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Shares (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, an amount in cash rounded to the nearest whole cent (without interest) equal to the product of (i) the per share closing sale price (expressed in Norwegian Kroner (NOK), or British Pounds (£), as applicable) of the Parent Common Shares on the last trading day prior to the Closing Date, (ii) the exchange rate in U.S. Dollars of one (1) NOK or one (1) British Pound (£), as applicable, as of the Closing Date, as quoted in The Wall Street Journal on the day following the Closing Date, and (iii) the fraction of a Parent Common Share which such holder would otherwise be entitled to receive pursuant to Section 1.7. No cash payment in lieu of fractional Parent Common Shares shall be paid to a holder of any Certificate that has not been properly surrendered or Book Entry share that has not been properly transferred. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall, or shall cause the Surviving Corporation to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent Common Shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional Parent Common Shares.

(b) Section 5.10(b) of the Merger Agreement is hereby deleted in its entirety and the following is hereby substituted therefor:

(b) The Company shall, and shall cause its Subsidiaries and its and their respective officers and employees to, and shall use its reasonable best efforts to cause its advisors and accountants to, provide reasonable and customary cooperation with Parent and its affiliates in connection with the arrangement of the Financing and any other financing that Parent, in its reasonable discretion, deems necessary to fund the transaction, including providing access to documents, personnel and facilities, participating in meetings, due diligence sessions, road shows, rating agency presentations, the preparation of offering memoranda, private placement memoranda, prospectuses, rating agency presentations, other marketing material and similar documents, obtaining comfort letters from the Company’s accountants (which comfort letters shall be customary in form, scope and substance), and obtaining legal opinions from the Company’s outside counsel (which legal opinions shall be customary in form, scope and substance), as may be reasonably requested by Parent.

(c) The following is hereby added as a new Section 5.10(c) of the Merger Agreement:

(c) Until the earlier of the Effective Time or termination of this Agreement, Parent shall set aside and reserve at least $100 million from the private placement completed on August 16, 2010 and shall not spend, commit or invest such funds; provided, however, that the foregoing restriction shall not apply to investments by Parent in any interest-bearing time deposits, government securities or other marketable securities, or any combination thereof.

(d) Section 5.11 of the Merger Agreement is hereby deleted in its entirety and the following is hereby substituted therefor:

Parent shall apply for a listing on either the Oslo Stock Exchange (the “OSE”), or at the option of Parent, the London Stock Exchange (the “LSE”), for all Parent Common Shares, including the Parent Common Shares to be issued in the Merger, and shall use its reasonable best efforts to obtain such listing prior to the Effective Time. Parent shall use its reasonable best efforts to keep the Company reasonably informed with respect to all material developments concerning the listing on the OSE, including, but not limited to, providing access to drafts and final versions of the pre-listing report and the listing application.

(e) Section 6.2(g) of the Merger Agreement is hereby deleted in its entirety and replaced with “RESERVED.”

(f) Section 8.5(u) of the Merger Agreement is hereby deleted in its entirety and replaced with “RESERVED.”

SECTION 2. Company, Parent and Merger Sub Representations. Each of the parties to this Agreement hereby represents to the others that (a) it has full organizational power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (b) the execution and delivery of this Agreement by such party have been duly and validly authorized by all necessary corporate action on the part of such party and (c) this Agreement has been duly and validly executed and delivered by such party and constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought.

SECTION 3. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 4. No Other Effect on the Merger Agreement. Except as modified by this Agreement, all of the terms of the Merger Agreement are hereby ratified and confirmed and shall remain in full force and effect.

SECTION 5. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

SECTION 6. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SEAWELL LIMITED

By:	/s/ Jorgen Peter Rasmussen

Name:	Jorgen Peter Rasmussen
Title:	Chairman

WELLCO SUB COMPANY

By:	/s/ Jorgen Peter Rasmussen

Name:	Jorgen Peter Rasmussen
Title:	Chairman

ALLIS-CHALMERS ENERGY INC.

By:	/s/ Munawar H. Hidayatallah

Name:	Munawar H. Hidayatallah
Title:	Chairman and Chief Executive Officer